EXHIBIT 99.1

MorphoSys and Galapagos Sign Global License Agreement for MOR106 with Top Pharma Partner

  Exclusive global license agreement with Novartis on MOR106
  MOR106, a monoclonal antibody directed against IL-17C, will be developed further in atopic dermatitis (AtD) and potentially other indications
  Up-front payment of EUR 95 million (USD 111 million*) and potential milestone payments of up to approximately EUR 850 million (USD 1 billion*) plus royalties up to low-teens to low-twenties
  Novartis to bear all future research, development, manufacturing and commercialization costs related to MOR106

Mechelen, Belgium and Planegg/Munich, Germany; 19 July 2018; 7.15 CET; regulated information - Galapagos NV (Euronext & NASDAQ: GLPG) and MorphoSys AG (FSE: MOR; Prime Standard Segment, TecDAX; NASDAQ: MOR) announced today that they have entered into a worldwide, exclusive agreement with Novartis Pharma AG covering the development and commercialization of their joint program MOR106.

MOR106 is an investigational, fully human, IgG1 monoclonal antibody directed against the target IL-17C that was generated in a collaboration between MorphoSys and Galapagos. Under the terms of the agreement, the parties will cooperate to broaden the existing development plan for MOR106 in AtD significantly. Novartis will be exclusively holding all rights for commercialization of any products resulting from the agreement signed today.

Upon the signing of the agreement, all future research, development, manufacturing and commercialization costs for MOR106 will be borne by Novartis. This includes the ongoing Phase 2 IGUANA trial in atopic dermatitis patients as well as a planned Phase 1 study to evaluate the safety and efficacy of a subcutaneous formulation of MOR106 in healthy volunteers and AtD patients. MorphoSys and Galapagos will conduct additional trials to support development of MOR106 in AtD. Under the terms of the agreement, Novartis will explore the potential of MOR106 in additional indications other than AtD.

In addition to the funding of the current and future MOR106 program by Novartis, MorphoSys and Galapagos will jointly receive an upfront payment of EUR 95 million (USD 111 million*). Pending achievement of certain developmental, regulatory, commercial and sales-based milestones, MorphoSys and Galapagos would jointly be eligible to receive significant milestone payments, potentially amounting up to approximately EUR 850 million (USD 1 billion*), in addition to tiered royalties on net commercial sales in the range of up to low-teens to low-twenties. Under the terms of their 2008 agreement, Galapagos and MorphoSys will share all payments equally (50/50).

The agreement between MorphoSys, Galapagos, and Novartis is subject to clearance by the US antitrust authorities under the Hart-Scott-Rodino Act, and will become effective as soon as this condition has been met.

"This collaboration with Novartis will enable us to accelerate and broaden the development of MOR106 beyond our current focus on atopic dermatitis and to exploit the potential of MOR106 to the maximum. Data from preclinical models and expression analyses suggest that the target of MOR106 might be involved in other diseases, which justifies expanding the development program. We are also very pleased that we can further strengthen our engagement in atopic dermatitis by starting additional trials together with Galapagos, which will be fully reimbursed by Novartis," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "Securing a strong and committed partner for MOR106 helps the program, and also enables us to allocate more resources elsewhere."

"It is very gratifying to announce this collaboration with Novartis, an immunology & dermatology powerhouse, to broadly expand the development and pave the path to potential commercialization of MOR106. We look forward to working with Novartis to support further progress with MOR106," said Onno van de Stolpe, CEO of Galapagos.

MorphoSys and Galapagos concluded a Phase 1 study of MOR106 in healthy volunteers as well as in atopic dermatitis patients in 2017. A Phase 2 clinical trial (IGUANA) in moderate-to-severe atopic dermatitis patients was started in May 2018. MOR106 is the first publicly known human monoclonal antibody directed against IL-17C in clinical development worldwide. MOR106 is an investigational drug candidate and its safety and efficacy have not yet been established.

*) Converted based on current exchange rate: 1 EUR = 1.16945 USD

About MOR106 and the antibody collaboration of Galapagos and MorphoSys
MOR106 is an investigational fully human IgG1 monoclonal antibody designed to selectively target IL-17C, currently being developed for treatment of inflammatory diseases. MOR106 arises from the strategic discovery and co-development alliance between Galapagos and MorphoSys, in which both companies contributed their core technologies and expertise. Galapagos has provided the disease-related biology including cellular assays and targets discovered using its target discovery platform, specifically IL-17C for MOR106, and has performed the clinical development of MOR106. MorphoSys has contributed its Ylanthia antibody technology to generate fully human antibodies directed against the target and contributed full CMC development of this compound.

About MorphoSys
MorphoSys is a late-stage biopharmaceutical company devoted to the development of innovative and differentiated therapies for patients suffering from serious diseases. Based on its technological leadership in generating antibodies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 28 are currently in clinical development. This broad pipeline spans MorphoSys's two business segments: Proprietary Development, in which MorphoSys invests in product candidates for its own account, and Partnered Discovery, in which product candidates are developed exclusively for a variety of Pharma and Biotech partners. In 2017, Tremfya® (guselkumab), marketed by Janssen, became the first therapeutic antibody based on MorphoSys's proprietary technology to receive marketing approval for the treatment of moderate-to-severe plaque psoriasis in the United States, the European Union and Canada. MorphoSys is listed on the Frankfurt Stock Exchange and on the U.S. stock exchange Nasdaq, under the symbol MOR. For regular updates about MorphoSys, visit http://www.morphosys.com

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Galapagos' pipeline comprises Phase 3 through to discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. Our target discovery platform has delivered three novel mechanisms showing promising patient results in, respectively, inflammatory diseases, idiopathic pulmonary fibrosis and atopic dermatitis. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 640 employees, operating from its Mechelen, Belgium headquarters and facilities in the Netherlands, France, Switzerland, the United States and Croatia. More information at www.glpg.com.

For more information, please contact:

MorphoSys AG
Alexandra Goller
Associate Director Corporate Communications & IR

Jochen Orlowski
Associate Director Corporate Communications & IR

Dr. Claudia Gutjahr-Löser
Investor Relations Officer

Tel: +49 (0) 89 / 899 27-404
investors@morphosys.com	Galapagos NV
Investors:
Elizabeth Goodwin
VP IR & Corporate Communications
+1 781 460 1784

Paul van der Horst
Director IR & Business Development
+31 71 750 6707
ir@glpg.com

Media:
Evelyn Fox
Director Communications
+31 6 53 591 999
communications@glpg.com

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

Galapagos forward-looking statements
This release may contain forward-looking statements, including, among other things, statements regarding the mechanism of action and profile of, and timing and results of clinical trials with, and potential commercialization of, MOR106, statements regarding potential future payments to be made to Galapagos under a licensing agreement for MOR106 as well as assumptions pending clearance by U.S. antitrust authorities. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that expectations regarding the further development of MOR106 in moderate-to-severe atopic dermatitis, including the intended targeting of IL-17C, and potential additional indications, potential future payments to be made to Galapagos under a licensing agreement for MOR106 as well as assumptions pending clearance by U.S. antitrust authorities are false, as well as Galapagos' expectations regarding the MOR106 development program may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing clinical research programs may not support registration or further development of MOR106 due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partners for MOR106, MorphoSys and Novartis), and estimating the commercial potential of Galapagos' product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on Form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.